UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 8, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Company”) informs its shareholders and the market in general that until June 2, 2015, date of the release of the Notice to Shareholders regarding the end of the term to exercise the right of withdrawal, the Company was not aware of the exercise of the right of withdraw by any dissenting shareholder in connection with the resolution to amend the Company’s corporate purpose, as approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2015, at 2:30 p.m., whose minutes have been published in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) and in the newspaper “Valor Econômico” on April 30, 2015.

However, on June 5, 2015, the Company was informed by its custody agents, that during the term to exercise the right of withdrawal ended on June 1st, 2015, 3 (three) shareholders exercised their rights to withdraw with respect to 1,218 (one thousand, two hundred and eighteen) Company common shares held by them.

In this sense, the payment of the reimbursement amount shall be made to the dissident shareholders on June 19, 2015, therefore within the 60 (sixty) days term, as from June 1st, 2015, as pursuant to the provisions set forth by the Notice to Shareholders released by the Company on April 28, 2015.

São Paulo, June 8, 2015.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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